SelectQuote, Inc.

6800 West 115th Street, Suite 2511

Overland Park, Kansas 66211

May 19, 2020

VIA EDGAR AND E-MAIL

Ms. Julie Griffith

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	SelectQuote, Inc.
Registration Statement on Form S-1
File No. 333-236555

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SelectQuote, Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-236555) be accelerated by the U.S. Securities and Exchange Commission to 2:00 PM Eastern Time on May 20, 2020, or as soon as possible thereafter.

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The Company hereby authorizes Mark F. Veblen and Avi A. Sutton of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Veblen at (212) 403-1396 or Mr. Sutton at (212) 403-1033 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

SelectQuote, Inc.

By:	/s/ Daniel A. Boulware
Name:	Daniel A. Boulware, Esq.
Title:	General Counsel and Secretary

cc:	Wachtell, Lipton, Rosen & Katz
Mark F. Veblen
Avi A. Sutton SelectQuote, Inc. Tim Danker Raffaele Sadun